82-57

TransCanada
450 – 1 Street S. W.
Calgary, Alberta T2P 5H1
Fax Number: (403) 920.2000
Telephone: (403) 920.2467

0302

03037913

03 DEC -4 AM 7:21

CORPORATE - SECRETARIAL - FACSIMILE

To: *The Toronto Stock Exchange*
Attention: Manager, Market Surveillance
Fax Number: (416) 646-7263

PROCESSED
DEC 15 2003
THOMSON FINANCIAL

To: *New York Stock Exchange*
Attention: Elizabeth V. Montz
Fax Number: 212-656-5071/5072

To: *Securities and Exchange Commission*
Attention: Filing Desk, Stop 1-4
Fax Number: (202) 942-9628

SUPPL

From: Brenda Hounsell, Corporate Secretarial Department

Date: December 2, 2003 Time: 13:15 MST

Number of Pages (including Cover) 3

Re: News Release

Please see the attached news release that is concurrently crossing the Canada News Wire:

"Western Alberta System Pipeline Incidents"

Disposition of Original:

Sent by Courier	
Sent by Mail:	
Held on our File:	X

If message is unclear or incomplete, please contact the operator:
Operator: Cheryl Potorti Phone: (403) 920-7660

dlw 12/4

S:\Corporate_Secretary\CONTINUOUS_DISCLOSURE_PRESS_RELEASES\TC_Corporation\Stock Exchanges\Fax Covers\FAX_TSE_NYSE_SEC.DOC

NewsRelease

Western Alberta System Pipeline Incidents

CALGARY, Alberta – **Dec. 2, 2003** – 1:00 p.m. MST - (TSX: TRP) (NYSE: TRP) – At approximately 7 a.m. MST , a natural gas pipeline break and resulting fire occurred on TransCanada's Alberta System, approximately 20 kilometres southwest of the communities of Valleyview and the Sturgeon Lake First Nation.

This is the second line break in the area in less than 24 hours. The first line break occurred approximately 15 km downstream of this incident at approximately 5:45 p.m. MST, Dec. 1, about 30 km southwest of the community of Little Smokey. The incident sites are about 90 and 110 km southeast of Grande Prairie.

TransCanada immediately activated its emergency response plan to isolate damaged sections of pipelines and allow the natural gas fires to burn themselves out. No injuries have been reported as a result of either incident. The extent of the damage to our system has not yet been determined.

Some shippers were impacted as a result of yesterday's break; however, there are no further impacts as a result of this second incident. Deliveries of gas to local communities have not been impacted as a result of either incident.

The appropriate authorities have been notified and TransCanada personnel are at both incident sites to begin inspections and determine the extent of damage. It is expected that the Alberta Energy and Utilities Board will respond to the events of this morning.

TransCanada is a leading North American energy company. We are focused on natural gas transmission and power services with employees who are expert in these businesses. Our network of approximately 38,000 km (24,000 miles) of pipeline transports the majority of Western Canada's natural gas production to the fastest growing markets in Canada and the United States. TransCanada owns, controls or is constructing nearly 4,700 megawatts of power – an equal amount of power can meet the needs of about 4.7 million average households. Our common shares trade under the symbol TRP on the Toronto and New York stock exchanges. Visit us on the Internet at www.transcanada.com for more information.

Note: All financial figures are in Canadian dollars unless noted otherwise.

Media Inquiries:	Hejdi Feick/Kurt Kadatz	(403) 920-7877
Investor & Analyst Inquiries:	David Moneta/Debbie Stein	(403) 920-7911